UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on sale of assets in Uruguay

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Rio de Janeiro, October 2, 2020 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on February 4, 2020, informs that its indirect controlled company, Petrobras Uruguay Sociedad Anónima de Inversiones (PUSAI), signed today with DISA Corporación Petrolífera S.A. (Disa), a contract for the sale of its entire stake in Petrobras Uruguay Distribuición S.A. (PUDSA), in Uruguay.

The value of the sale was US$ 61.70 million, to be paid in two installments: (a) US$ 6.17 million at the signing of the contract; and (b) US$ 55.53 million at the closing of the transaction, without considering the adjustments due.

The closing of the transaction is subject to the fulfillment of previous conditions, such as approval by the Uruguayan Competition Authority.

This disclosure complies with Petrobras internal rules and the special regime of asset divestment by federal mixed capital companies, provided for in Decree 9,188/2017.

This transaction is in line with the portfolio optimization strategy and the improvement of the company’s capital allocation, increasingly concentrating its resources in world-class assets in deep and ultra-deep waters, where Petrobras has demonstrated great competitive edge over the years.

About the assets in Uruguay

In Uruguay, Petrobras operates, through PUDSA, in the fuel and lubricant distribution market, with a portfolio of assets that includes a network of 90 service stations, 88 of which are in operation, 16 convenience stores, a lubricant logistics terminal, and a QAV plant, being the second largest fuel distributor in the country. It also operates in the distribution of liquid fertilizers, through two logistics storage terminals, being the largest trader in the country. With regard to logistics, it also has several delivery points located in the main public ports of the country.

About DISA

DISA Group is the largest independent fuel distribution operator in Spain, managing the fourth largest network of service stations in the country. It has a comprehensive portfolio of energy products and services, ranging from traditional fuels to the generation and sale of electricity from a 100% renewable source, as in the Canary Islands it is the leading private company in the market, as well as other alternative energies such as AutoGás and Natural Gas.

DISA recently acquired the energy business of PRIO in Portugal, becoming the fourth Portuguese operator and starting its activity as a producer of biofuels.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer